Filed under SEC
                                                  Rule 424 (b)(2)
                                        Registration No. 33-44271

                HILB, ROGAL AND HAMILTON COMPANY

                         SUPPLEMENT TO
               PROSPECTUS DATED FEBRUARY 12, 1992

                   RELATING TO ACQUISITION OF
                 BARTLETT, BOZEMAN & LEVIN, LLC

      The following information is furnished to supplement and complete the information contained in the Prospectus dated
February 12, 1992, relating to the offering of shares of the Common Stock of Hilb, Rogal and Hamilton Company (the "Company") to the owners of Bartlett, Bozeman & Levin, LLC ("LLC") in exchange for certain assets of LLC.

                    Terms of the Transaction

      (a) (1) On October 1, 1996, Hilb, Rogal and Hamilton Company of the Quad Cities ("HRH of the Quad Cities"), a wholly-owned subsidiary of the Company, acquired substantially all of the operating assets of Bartlett Agency, Inc. ("Bartlett"). Bartlett, along with two individuals, owns all of LLC which operates an insurance agency in the Chicago area. The members of LLC and the Shareholders of Bartlett now collectively wish to have substantially all of the operating assets of LLC conveyed to HRH of the Quad Cities on substantially the same terms as Bartlett sold its assets to HRH of the Quad Cities. Accordingly, retroactive to October 1, 1996, the shareholders of LLC have agreed to sell assets of LLC's insurance agency operations including their insurance customer lists, expiration lists and records, book of business, business records, files and daily reports; furniture, fixtures and equipment; rights and interest in and to agency and other agreements; certain maintenance agree ments; goodwill; and non-competition agreements in exchange for $414,000 in cash (including $110,000 in the form of non-competition agreements), 7,797 shares of Common Stock of the Company and three installments payable based upon profits realized in the subsequent three year period which can increase the purchase price in each year payable in 14, 26 and 38 months. Each contingent payment includes interest imputed at the lowest federal rate allowed pursuant to Section 1274 of the Internal
Revenue Code of 1986 with monthly compounding. The Purchase Agreement with Bartlett has been amended to incorporate the acquisition of LLC (the "Amended Purchase Agreement").



      The acquisition is subject to (i) all necessary corporate approvals of each corporation, (ii) all authorizations, consents and approvals of all federal, state, local and foreign governmental agencies and authorities required to be obtained, and (iii) all other conditions precedent as outlined in the Amended Agreement (see Exhibit 2.29).

     The assets purchased will be incorporated into the assets of HRH of the Quad Cities.

           (2) The acquisition of LLC by the Company has been agreed upon because the Company is engaged in the business of owning insurance agencies and because the owners of LLC have determined that a merger with the Company is beneficial to the growth of their insurance operations.

      LLC's operations will add approximately six employees and approximately $600,000 of revenues to the Company.

           (3) LLC was incorporated in 1995 and operates as a limited liability company under Illinois law.

           (4) There are no material differences between the rights of the security holders of LLC and the rights of security holders of the Company.

          (5) & (6) The acquisition will be treated as a purchase and the assets purchased will be incorporated into the assets of HRH of the Quad Cities. The assets will be recorded at fair market value for accounting and tax purposes by the Company.

      (c) The Amended Purchase Agreement is incorporated into this supplement as Exhibit 2.29.

                Pro Forma Financial Information
                   See attached - Schedule A

                Material Contracts with Seller.

      There have been no material contracts between the Company and LLC prior to the proposed effective date of the Amended
Purchase Agreement.

   Information with Respect to Bartlett, Bozeman & Levin, LLC

      LLC is located in Chicago, Illinois. LLC was organized in 1995 and operates as a limited liability company under Illinois law.


      LLC provides insurance brokerage services for personal and small-to-medium size commercial and industrial accounts. Services provided include personal and commercial property and casualty insurance and group and individual life and health insurance products.

      The shares to be issued represent less than .1% of outstanding shares of the Company at the time of acquisition and the assets of LLC as of December 31, 1995 and pre-tax earnings for the year then ended represent approximately .47% and .44%, respectively, of the consolidated amounts of the Company. Furthermore, the Company's investment in LLC will represent approximately .5% of consolidated assets of the Company. Accordingly, due to the small size, and closely held nature of the insurance agency, it is not practical or cost effective to provide audited financial statements. Accordingly, the shares will be restricted as to resale until such time as the Company files audited financial statements which include the proforma results of operations of the Company including the operations of LLC. The restriction should end no later than March 31, 1997 when the Company files its Form 10-K for 1996.

                 Common Stock and Dividend Data

      There  is  no  established public trading  market  for  the
owners'  interests of LLC.  There are three owners of  LLC.   See
Shareholder   Information   below   for   information   regarding
ownership.

      There have been no distributions to owners since the formation of LLC.

                    Shareholder Information

      (a)  (1)  WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE  RE
QUESTED NOT TO SEND US A PROXY.

          (2) & (3) LLC has agreed to submit the Amended Purchase Agreement to its owners for adoption by unanimous written consent after receipt and review of the Prospectus. Since the acquisition can be completed only with the unanimous consent of the owners of the company being acquired (LLC), notice requirements shall have been met and there shall be no dissenters.

           (4) & (5) There are no material interests, direct or indirect, of affiliates, officers or directors of the registrant or of the companies being acquired (LLC) in the proposed transac tion.

          (6) LLC is a limited liability company.

     The ownership interest of LLC is as follows:


                              OWNERSHIP
            NAME               INTEREST

     Bartlett Agency, Inc.            33 1/3%
     David Bozeman                    33 1/3
     Stewart Levin                    33 1/3
                                     -------
                                     100%
                                     =======

           (7)  Upon completion of the proposed acquisition,   no
owner of LLC will serve as a director or executive officer of the registrant.




                         Hilb, Rogal and Hamilton Company




Date of this Supplement:  October 8, 1996

                SCHEDULE A - PRO FORMA CONDENSED
                FINANCIAL STATEMENTS (UNAUDITED)

     The following pro forma condensed consolidated balance sheet as of June 30, 1996 and the pro forma consolidated income state ments for the six months ended June 30, 1996 and the year ended December 31, 1995 give effect to the proposed acquisition of Bartlett, Bozeman & Levin, LLC ("LLC," expected to be effective on October 1, 1996); and the acquisition of certain assets and liabilities of ten insurance agencies purchased in 1996 and 13 insurance agencies purchased in 1995. The pro forma information is based on the historical financial statements of Hilb, Rogal and Hamilton Company and the acquired agencies, giving effect to the transactions under the purchase method of accounting and the assumptions and adjustments in the accompanying notes to the pro forma financial statements. The pro forma consolidated income statements give effect to the purchase method acquisitions and proposed purchase method acquisitions as if they had occurred on January 1, 1995. The pro forma condensed consolidated balance sheet gives effect to the business combinations which occurred or are probable of occurring subsequent to June 30, 1996, as if they had occurred before June 30, 1996.

     The pro forma statements have been prepared by management based upon the historical financial statements of Hilb, Rogal and Hamilton Company, LLC and other acquired agencies. These pro forma statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the audited financial statements and notes of the Company included in the Company's 1995 Annual Report to Shareholders which is incorporated by reference in the Company's Annual Report on Form 10-K, which is incorporated herein by reference.

 HILB, ROGAL & HAMILTON COMPANY
 PROFORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
 JUNE 30, 1996


                          HILB, ROGAL     ACQUISITIONS     PRO FORMA ADJUSTMENTS            PRO FORMA
                          AND HAMILTON     (PURCHASES)   FOR PURCHASE ACQUISITIONS         CONSOLIDATED
                            COMPANY

ASSETS

CASH AND CASH EQUIVALENTS   $21,482,227     $1,956,659                  (3,289,000) (2)    $20,149,886
INVESTMENTS                   5,352,730        124,425                                       5,477,155
RECEIVABLES & OTHER          45,846,017      2,569,204    (306,051) (1)                     48,109,170
                           ---------------------------------------------------------------------------
TOTAL CURRENT ASSETS         72,680,974      4,650,288        N/A       (3,595,051)         73,736,211

INVESTMENTS                   5,770,000                                                      5,770,000
PROPERTY & EQUIPMENT         14,969,938        406,565    (406,565) (1)    515,000 (3)      15,484,938
INTANGIBLE ASSETS            64,391,946        333,356    (333,356) (1) 12,488,108 (3)      76,880,054
OTHER ASSETS                  4,469,728        304,604 (1)(217,070) (1)                      4,557,262
                           ---------------------------------------------------------------------------
TOTAL ASSETS               $162,282,586     $5,694,813        N/A       $8,451,066        $176,428,465
                           ===========================================================================

LIABILITIES & EQUITY:

PREMIUMS PAYABLE-INS CO    $67,191,549      $3,541,010                                     $70,732,559
OTHER ACCRUED LIABILITIES   15,124,267         457,735                                      15,582,002
                          ----------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES   82,315,816       3,998,745        N/A                0          86,314,561

LONG-TERM DEBT              15,801,391         531,408    (271,226)(1)   2,325,600          18,387,181
OTHER LONG-TERM LIAB.        8,289,192         172,844                   3,260,000 (3)      11,722,036

SHAREHOLDERS' EQUITY

COMMON STOCK                25,350,220       1,133,233 (1,133,233) (4)   4,128,500 (2)      29,478,720
RETAINED EARNINGS           30,525,967        (141,417)   141,417  (4)                      30,525,967
                          ----------------------------------------------------------------------------
                            55,876,187         991,816       N/A         3,136,684          60,004,687
                          ----------------------------------------------------------------------------
                          $162,282,586      $5,694,813       N/A        $8,451,066        $176,428,465
                          =============================================================================



      (1)   TO ADJUST FOR ASSETS AND LIABILITIES NOT ACQUIRED.

      (2)   TO REFLECT PURCHASE PRICE OF ASSETS AND LIABILITIES
            ACQUIRED SUBSEQUENT TO JUNE 30, 1996 IN PURCHASE TRANSACTIONS.

      (3)   TO ADJUST FOR ASSET VALUATIONS UNDER PURCHASE ACCOUNTING.

      (4)   TO ELIMINATE SHAREHOLDERS' EQUITY OF ACQUIRED ENTITIES.

HILB, ROGAL & HAMILTON COMPANY
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)


                                     SIX MONTHS ENDED JUNE 30, 1996

                           HILB,ROGAL   ACQUISITIONS    PRO FORMA ADJUST-    PRO FORMA
                         & HAMILTON CO.  (PURCHASES)    MENTS FOR PURCHASE CONSOLIDATED
                                                            ACQUISITONS
REVENUES:

COMMISSIONS & FEES          $78,768,286   $6,444,435                       $85,212,721
INTEREST AND OTHER INCOME     2,243,540       59,430    ($135,85O)    (1)    2,167,120
                           -----------------------------------------------------------
TOTAL REVENUES               81,011,826    6,503,865     (135,850)          87,379,841

OPERATING EXPENSES:

COMPENSATION AND BENEFITS    44,115,134    3,949,409                        48,064,543
OTHER OPERATING EXPENSES     19,603,610    1,681,422     (136,050)   (2)    21,148,982
AMORTIZATION OF INTANGIBLES   3,666,605       67,267      358,730    (3)     4,092,602
INTEREST EXPENSE                461,460       46,843       33,939    (4)       542,242
                           -----------------------------------------------------------
TOTAL OPERATING EXPENSE      67,846,809    5,744,941      256,619           73,848,369
                           -----------------------------------------------------------
INCOME BEFORE INCOME TAXES   13,165,017      758,924     (392,469)          13,531,472

INCOME TAXES                  5,328,496                   146,582    (5)     5,475,078
                           -----------------------------------------------------------
NET INCOME                   $7,836,521     $758,924    ($539,051)          $8,056,394
                           ===========================================================
NET INCOME PER COMMON SHARE       $0.58                                          $0.58
                           ===========================================================
SHARES ISSUED AND
  OUTSTANDING                13,368,868                   334,538           13,703,406
                           ===========================================================
WEIGHTED AVERAGE SHARES
  OUTSTANDING                13,626,914                   381,487           14,008,401
                           ===========================================================


(1) TO ADJUST HISTORICAL INTEREST AND TO ADJUST FOR LOST INTEREST EARNED FROM CASH PAID FOR ACQUIRED AGENCIES.
(2) TO REFLECT ADJUSTMENTS TO COMPENSATION AND OTHER OPERATING EXPENSES TO REFLECT ADJUSTED COMPENSATION, DEPRECIATION EXPENSE, RENT EXPENSE, ETC.
(3) TO REFLECT ADJUSTMENTS TO AMORTIZATION OF INTANGIBLES DUE TO VALUATION OF AGENCY ASSETS ON THE PURCHASE BASIS OF ACCOUNTING. INTANGIBLE ASSETS REPRESENT EXPIRATION RIGHTS, THE EXCESS OF COSTS OVER THE FAIR
    VALUE OF NET ASSETS ACQUIRED AND NONCOMPETITION AGREEMENTS.
(4) TO ADJUST HISTORICAL INTEREST AND REFLECT INTEREST ON ACQUISITION
    DEBT.
(5) TO REFLECT ESTIMATED TAXES AND THE TAX EFFECT OF PROFORMA ADJUSTMENTS
    ON NET INCOME.

HILB, ROGAL &  HAMILTON COMPANY
CONDENSED STATEMENT OF INCOME (UNAUDITED)

                                     YEAR ENDED DECEMBER 31, 1995
                           HILB, ROGAL   ACQUISITIONS PRO FORMA ADJUST-      PRO FORMA
                         & HAMILTON CO.   (PURCHASES)    MENTS FOR         CONSOLIDATED
                                                        ACQUISITIONS
REVENUES:

COMMISSIONS & FEES         $141,555,188   $23,793,697                       $165,348,885
INTEREST AND OTHER INCOME     6,591,850       424,653    ($676,548)   (1)      6,339,955
                           -------------------------------------------------------------
TOTAL REVENUES              148,147,038    24,218,350     (676,548)          171,688,840

OPERATING EXPENSES:

COMPENSATION AND BENEFITS    82,760,664    14,821,313     (442,931)   (2)     97,139,046
OTHER OPERATING EXPENSES     38,264,085     8,224,127     (411,581)   (2)     46,076,631
AMORTIZATION OF INTANGIBLES   6,965,947       375,297    1,139,066    (3)      8,480,310
INTEREST EXPENSE                559,654       264,555      (11,567)   (4)        812,642
                           -------------------------------------------------------------
TOTAL OPERATING EXPENSES    128,550,350    23,685,292      272,987           152,508,629
                           -------------------------------------------------------------
INCOME BEFORE INCOME TAXES   19,596,688       533,058     (949,535)           19,180,211

INCOME TAXES                  7,767,778                   (166,591)   (5)      7,601,187
                           -------------------------------------------------------------
NET INCOME                  $11,828,910      $533,058    ($782,944)          $11,579,024
                           =============================================================
NET INCOME PER COMMON SHARE       $0.82                                            $0.77
                           =============================================================
SHARES ISSUED AND
  OUTSTANDING                13,706,764                    479,386            14,186,150
                           =============================================================
WEIGHTED AVERAGE SHARES
  OUTSTANDING                14,470,407                    577,832            15,048,239
                           =============================================================

(1) TO ADJUST HISTORICAL INTEREST AND TO ADJUST FOR LOSTINTEREST EARNED FROM CASH PAID FOR ACQUIRED AGENCIES.
(2) TO REFLECT ADJUSTMENTS TO COMPENSATION AND OTHER OPERATING EXPENSES TO REFLECT ADJUSTED COMPENSATION, DEPRECIATION EXPENSE, RENT EXPENSE, ETC.
(3) TO REFLECT ADJUSTMENTS TO AMORTIZATION OF INTANGIBLES DUE TO VALUATION OF AGENCY ASSETS ON THE PURCHASE BASIS OF ACCOUNTING. INTANGIBLE ASSETS REPRESENT EXPIRATION RIGHTS, THE EXCESS OF COSTS OVER THE
    FAIR VALUE OF NET ASSETS ACQUIRED AND NONCOMPETITION AGREEMENTS.
(4) TO ADJUST HISTORICAL INTEREST AND REFLECT INTEREST ON ACQUISITION
    DEBT.
(5) TO REFLECT ESTIMATED TAXES AND THE TAX EFFECT OF PROFORMA ADJUSTMENTS ON NET INCOME.